Exhibit 99.1

Press Release

Chi-Med Initiates a Phase Ib/II Proof-of-Concept Trial of Epitinib in Glioblastoma in China

London: Tuesday,  March 6,  2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has initiated a Phase Ib/II proof-of-concept study of epitinib in glioblastoma patients with epidermal growth factor receptor (“EGFR”) gene amplification in China. Glioblastoma is a primary brain cancer that harbors high levels of EGFR gene amplification. Epitinib is a potent and highly selective oral EGFR inhibitor that has demonstrated penetration of the blood-brain barrier and encouraging efficacy in clinical studies in other indications.

This proof-of-concept study is a multi-center, single-arm, open-label study to evaluate the efficacy and safety of epitinib as a monotherapy in patients with EGFR gene amplified, histologically confirmed glioblastoma. The primary endpoint is objective response rate (“ORR”). Additional details about this study may be found at clinicaltrials.gov, using identifier NCT03231501.

In addition to this glioblastoma study, epitinib is being developed for non-small cell lung cancer (“NSCLC”) patients with activating EGFR mutations that have developed brain metastases. Epitinib has demonstrated brain penetration and encouraging efficacy in these clinical studies and in preclinical studies.

About glioblastoma and epitinib

Glioblastoma is the most aggressive of the gliomas, which are tumors that arise from glial cells or their precursors within the central nervous system (“CNS”). Glioblastoma is classified as Grade IV under the World Health Organization grading of CNS tumors1 and is the most common brain and CNS malignancy, accounting for 47% of such tumors. In 2017, there were approximately 12,000 new glioblastoma cases in the United States, according to the Central Brain Tumor Registry of the United States.2 In 2015, there were approximately 101,600 new brain or CNS cancer cases in China.3 The standard of care for treatment is surgery, followed by radiotherapy and chemotherapy. Median survival is approximately 15 months, and the five-year survival rate is 5.5%.2,4  There are limited treatment options for glioblastoma patients, particularly for patients with recurrent glioblastoma.

EGFR gene amplification has been identified in about half of glioblastoma patients, according to The Cancer Genome Atlas Research Network, and hence is a potential therapeutic target in glioblastoma.5 However, currently marketed first generation EGFR inhibitors cannot penetrate the blood-brain barrier effectively, leaving patients without an effective targeted therapy.6    In contrast, epitinib (HMPL-813) is designed for optimal blood-brain barrier penetration, allowing for higher drug exposure in the brain than the currently marketed first generation EGFR inhibitors.

About epitinib in NSCLC with brain metastasis

In December 2016, preliminary results were presented from a Phase Ib trial of epitinib in first-line NSCLC. Epitinib has been shown to be well tolerated with encouraging efficacy with an ORR (lung and brain) of 62% in all patients not previously treated with an EGFR inhibitor, and an ORR of 70% (including both confirmed and unconfirmed partial responses) in such patients who also had measurable brain metastasis and were c-MET negative (clinicaltrials.gov identifier NCT02590952). Based on further data from that Phase Ib and driven by the major unmet medical need, we are preparing to initiate a Phase III pivotal study of epitinib in EGFR mutant NSCLC patients with brain metastasis in China in 2018.

About Chi‑Med

Chi‑Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi‑Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi‑med.com.

Forward‑Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of epitinib, plans to initiate clinical studies for epitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate epitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of epitinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

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1 D. Louis et al, The 2007 WHO Classification of Tumours of the Central Nervous System. Acta Neuropathol 2007 114(2) 97-109. D. Louis et al, The 2016 WHO Classification of Tumours of the Central Nervous System: a summary. Acta Neuropathol Acta Neuropathol (2016) 131: 803.

2  Q. Ostrom et al, CBTRUS Statistical Report: Primary Brain and Other Central Nervous System Tumors Diagnosed in the United States in 2009 - 2013. Neuro-Oncology 2016 18 (suppl 5) v1-75.

3  W. Chen et al, Cancer statistics in China, 2015. CA: A Cancer Journal for Clinicians 2016 66: 115–132.

4 I. Jovčevska et al, Glioma and glioblastoma - how much do we (not) know? Mol Clin Oncol 2013 1(6) 935–941.

5  C.W. Brennan et al, The somatic genomic landscape of glioblastoma. Cell 2013 155(2) 462-77.

6 R. Chen et al, Targeted therapeutics in patients with high-grade gliomas: Past, Present, and Future. Curr Treat Options Oncol 2016 17(8) 42.